EXHIBIT 99.1

Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND
ANNOUNCES PLAN FOR TENDER OFFER

NEW YORK, October 19, 2020 —Neuberger Berman High Yield Strategies Fund Inc. (NYSE American: NHS) (the “Fund”) announced today that (subject to certain conditions) it will conduct a tender offer for up to 25% of its outstanding shares of common stock (the “Shares”) at a price per Share equal to 96% of its net asset value per Share as of the expiration date of the tender offer.  The Fund will announce the commencement of the tender offer at a later date.  The Fund currently expects to purchase Shares tendered and accepted in the tender offer prior to December 31, 2020.  In the event the tender offer is oversubscribed, Shares will be repurchased on a pro rata basis.
Neuberger Berman Investment Advisers LLC (“NBIA”), the Fund’s investment manager, recommended the tender offer after entering into an agreement with Saba Capital Management, L.P. (“Saba”) (the “Agreement”).  Pursuant to the Agreement, Saba has agreed to terminate its pending proxy solicitation for the Fund’s 2020 Annual Meeting of Stockholders, including withdrawing its director nominations and stockholder proposals.  During the effective period of the Agreement, Saba has agreed to comply with certain standstill covenants and vote its Shares in accordance with the recommendations of the Fund’s Board of Directors.
Tender Offer Statement
The Fund has not commenced the tender offer described in this press release.  This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell Shares of the Fund and the above statements are not intended to constitute an offer to participate in any tender offer. Information about the tender offer, including its commencement, will be provided by future public announcements.  Stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both.  The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC.  Stockholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer.  These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.
About Neuberger Berman
Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager. The firm manages a range of strategies—including equity, fixed income, quantitative and multi-asset class, private equity, real estate and hedge funds—on behalf of institutions, advisors and individual investors globally. With offices in 24 countries, Neuberger Berman’s diverse team has over 2,300 professionals. For six consecutive years, the company has been named first or second in Pensions & Investments Best Places to Work in Money Management survey (among those with 1,000 employees or more). In 2020, the PRI named Neuberger Berman a Leader, a designation awarded to fewer than 1% of investment firms for excellence in Environmental, Social and Governance (ESG) practices. The PRI also awarded Neuberger Berman an A+ in every eligible category for our approach to ESG integration across asset classes. The firm manages $374 billion in client assets as of September 30, 2020. For more information, please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other closed end investment companies, changes in government policy or regulation, inability of the Fund’s investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

Investor Contact:
Neuberger Berman Investment Advisers LLC
Investor Information
(877) 461-1899

Media Contact:
Alexander Samuelson
Neuberger Berman
(212) 476-5392
Alexander.Samuelson@nb.com